Well Traveled Group Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

# Well Traveled
# Profit and Loss
## January 2021 - December 2022

|  | Jan - Dec 2021 | | Jan - Dec 2022 |
|---|---:|---|---:|
| **Income** | | | |
| 4000 Membership Fees | 38,242.69 | | 179,999.87 |
| 4100 Refunds | (10,525.00) | | (22,602.55) |
| Total 4000 Membership Fees | $ 27,717.69 | $ | 157,397.32 |
| 4020 Third Party Travel Commissions | 24,704.92 | | 37,874.25 |
| **Total Income** | $ 52,422.61 | $ | 195,271.57 |
| **Cost of Goods Sold** | | | |
| 5000 Cost of Goods Sold | | | |
| 5010 Membership Processing Fees | 3,193.10 | | 7,703.41 |
| Total 5000 Cost of Goods Sold | $ 3,193.10 | $ | 7,703.41 |
| **Total Cost of Goods Sold** | $ 3,193.10 | $ | 7,703.41 |
| **Gross Profit** | $ 49,229.51 | $ | 187,568.16 |
| **Expenses** | | | |
| Total 6600 Salaries, Wages & Benefits | $ 193,414.50 | $ | 527,165.01 |
| Total 6400 Marketing | 182,395.14 | | 214,329.51 |
| Total 6500 Product Development | 94,416.86 | | 144,162.25 |
| Total 6800 Outside Services | 29,713.96 | | 51,137.55 |
| Total 7000 Supplies & Technology | 26,961.10 | | 46,588.88 |
| Total 6900 Legal & Professional Services | 44,789.50 | | 46,363.03 |
| Total Other General & Administrative | 22,305.53 | | 49,943.01 |
| **Total Expenses** | $ 593,996.59 | $ | 1,079,689.24 |
| **Net Operating Income** | $ (544,767.08) | $ | (892,121.08) |
| **Other Expenses** | | | |
| Total 7600 Depreciation & Amortization | $ 72,495.90 | $ | 120,676.06 |
| **Total Other Expenses** | $ 72,495.90 | $ | 120,676.06 |
| **Net Other Income** | $ (72,495.90) | $ | (120,676.06) |
| **Net Income** | $ (617,262.98) | $ | (1,012,797.14) |

# Well Traveled
# Balance Sheet
## As of December 31, 2022

| | Jan - Dec 2021 | | Jan - Dec 2022 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current Assets** | | | |
| **Total Bank Accounts** | $ 714,268.49 | $ | 225,206.66 |
| **Total 1100 Accounts Receivable (A/R)** | 4,578.65 | | 5,760.16 |
| **Total Accounts Receivable** | 4,578.65 | | 5,760.16 |
| **Total Other Current Assets** | 4,350.00 | | - |
| **Total Current Assets** | $ 723,197.14 | $ | 230,966.82 |
| **Fixed Assets** | | | |
| **Total 1400 Fixed Assets** | $ 231,277.65 | $ | 475,177.65 |
| **Total 1500 Accumulated Depreciation** | (103,246.71) | | (223,922.77) |
| **Total Fixed Assets** | $ 128,030.94 | $ | 251,254.88 |
| **TOTAL ASSETS** | **$ 851,228.08** | **$** | **482,221.70** |
| **LIABILITIES AND EQUITY** | | | |
| **Liabilities** | | | |
| **Current Liabilities** | | | |
| **Total Accounts Payable** | $ 40,886.35 | $ | 92,579.59 |
| **Total Credit Cards** | 17,845.60 | | 57,948.51 |
| **Total Other Current Liabilities** | $ 71,953.31 | $ | 158,654.07 |
| **Total Current Liabilities** | $ 130,685.26 | $ | 309,182.17 |
| **Long-Term Liabilities** | | | |
| **Total 2800 SAFEs** | $ 1,371,500.00 | $ | 1,836,500.00 |
| **Total Long-Term Liabilities** | $ 1,371,500.00 | $ | 1,836,500.00 |
| **Total Liabilities** | **$ 1,502,185.26** | **$** | **2,145,682.17** |
| **Equity** | | | |
| **3000 Capital Contributions** | 5,689.05 | | 5,599.05 |
| **3005 Common Stock** | 754.85 | | 754.85 |
| **3010 Retained Earnings** | (40,202.42) | | (657,465.40) |
| **3020 Additional Paid In Capital** | 64.32 | | 448.17 |
| **Net Income** | (617,262.98) | | (1,012,797.14) |
| **Total Equity** | **-$ 650,957.18** | **-$** | **1,663,460.47** |
| **TOTAL LIABILITIES AND EQUITY** | **$ 851,228.08** | **$** | **482,221.70** |

# Well Traveled
# Statement of Cash Flows
## January 2021 - December 2022

| | Jan - Dec 2021 | Jan - Dec 2022 |
|---|---:|---:|
| **OPERATING ACTIVITIES** | | |
| Net Income | (617,262.98) | (1,012,797.14) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| 1110 Accounts Receivable (A/R) | (4,578.65) | (1,181.51) |
| 1200 Prepaid Expenses | (4,350.00) | 4,350.00 |
| 1510 Accumulated Depreciation:Accumulated Depreciation-Intangibles | 72,445.90 | 120,621.06 |
| 1520 Accumulated Depreciation:Accumulated Depreciation Fixed Assets | 50.00 | 55.00 |
| 2000 Accounts Payable (A/P) | 40,886.35 | 51,693.24 |
| 2110 Credit Card Payable:AMEX Credit Card | 17,845.60 | 40,102.91 |
| 2200 Refund Deferral | - | |
| 2250 Deferred Revenue Stripe | 59,757.31 | 53,496.76 |
| 2300 Accrued Expenses | 9,473.50 | (12,196.00) |
| 2400 Loan Payable | | 45,400.00 |
| 2510 Due To Investor (deleted):Due To Investor - Samantha Frampton (deleted) | (3,426.12) | - |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | $ 188,103.89 | $ 302,341.46 |
| **Net cash provided by operating activities** | $ (429,159.09) | $ (710,455.68) |
| **INVESTING ACTIVITIES** | | |
| 1410 Fixed Assets:Intangible Assets | (31,685.13) | (243,900.00) |
| 1420 Fixed Assets:Computer Equipment | (300.00) | |
| **Net cash provided by investing activities** | $ (31,985.13) | $ (243,900.00) |
| **FINANCING ACTIVITIES** | | |
| 2800 Convertible Debt Securities | 1,021,500.00 | 465,000.00 |
| 3000 Capital Contributions | | (90.00) |
| 3020 Additional Paid In Capital | 64.32 | 383.85 |
| **Net cash provided by financing activities** | $ 1,021,564.32 | $ 465,293.85 |
| **Net cash increase for period** | $ 560,420.10 | $ (489,061.83) |

# Well Traveled
## Statement of Shareholders Equity
### For the fiscal years ending 12/31/21 and 12/31/22

| | Jan - Dec 2021 | Jan - Dec 2022 |
|---|---|---|
| Balance on Januuary 1 | $ (33,758.52) | $ (650,957.18) |
| Common Stock Issued at Par at $0.0001 | - | - |
| Capital Contributions | - | (90.00) |
| Additional Paid in Capital | 64.32 | 383.85 |
| Net Income | (617,262.98) | (1,012,797.14) |
| Balance on December 31 | $ (650,957.18) | $ (1,663,460.47) |

Tuesday, Apr 18, 2023 07:01:41 AM GMT-7 - Accrual Basis

Well Traveled Group Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

## 1. ORGANIZATION AND PURPOSE

Well Traveled Group Inc. (the "Company") is a corporation organized on April 2, 2020 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.